Exhibit 99.3
Memorandum
Associate Questions on AAH Holdings Corporation — Factory Card & Party Outlet transaction
1.	Q: Will Factory Card & Party Outlet maintain its name, SSC, distribution facility and locations?

A: Yes. We expect operations out of the SSC to run as normal. We have leased our building through 2018 and just repainted and recarpeted the entire office, so we’re planning to stay.

2.	Q: What is the plan regarding closing stores? Opening new stores?

A: Our store closing process has always been strictly limited to unprofitable stores, and we do not anticipate that changing with the transaction. We are currently in the process of closing store #516 in Stanton, DE, due to unprofitability. Based on expiring leases, we have identified a small number of stores likely to close next year unless their profitability improves; we have taken numerous steps to help make this happen. We do not expect to close additional stores.

3.	Q: Will there be layoffs? Will I still have the same job I have now, including working in the same location/district?

A: We do not expect any layoffs as a result of this transaction or changes in job descriptions as a result of this transaction.

4.	Q: Will my salary and compensation be affected? What about the bonus structure (eligibility, payouts, etc.)?

A: We are not anticipating any immediate changes to our compensation structure related to the transaction. As for bonuses, when we were designing 2007 bonus plans, we included a “change in control” provision, which stated that pro-rated bonuses would be paid in the event of such a transaction to bonus-eligible associates. We are currently calculating bonuses, and if a bonus has, in fact, been earned, it will be paid out no later than five days after the transaction is finalized. The current bonus system will continue unchanged through the end of 2007. After that, we will work to determine the system going forward and will communicate any changes fully to all eligible associates.

5.	Q: How does this transaction affect my FCPO stock and/or stock options?

A: If you currently own FCPO stock, you will be notified and provided a payout for your options with access to restricted stocks.

6.	Q: How else might our procedures or culture change?

A: Our culture and company values are not changing – we will be the same company we are now after the transaction. Some procedures may change, and we will communicate fully and quickly with associates if and when changes occur.

7.	Q: Will associates have the opportunity to invest in the new company?

A: As FCPO will remain a separate business, associates will not be offered investment in AAH Holdings Corporation.

8.	Q: What changes are expected in our benefits package (401K, healthcare, paid time off, etc.)?

A: Since FCPO will run as a separate company, there will be no immediate changes due to the transaction.

Healthcare benefits

We continuously review all of our benefits to ensure we offer comprehensive, competitive options and will continue to do so. As you know, we just completed of Open Enrollment and signed another one-year contract with Aetna. When that contract expires August 31, 2008, we will review our healthcare plans and determine if Aetna is still the best choice for FCPO and all of us.

401(k)

We will continue to offer a 401(k) plan. Unrelated to the transaction, our provider, Franklin Templeton announced in August that they are terminating their 401(k) business unit. Before learning of this, FCPO’s 401(k) committee had already decided to change vendors and interviewed several, selecting Sun Life Financial (previously MFS) as our new provider. That transition is targeted for this November, and the new provider will offer participants many more services and enhanced flexibility. You will be receiving detailed information within the next several weeks.

Paid time off and other HR policies

Over time, we may make changes in human resources programs and policies as a normal course of business. If and when any changes are made, we will fully communicate them to you.
9.	Q: Will you offer any early retirement packages?

A: No.

10.	Q: Will I be able to transfer from FCPO to one of AAH Holdings Corporation’s other party supply operations? Will people from AAH Holdings Corporation be able to transfer to FCPO?

A: No. We are not going to be part of AAH Holdings Corporation’s other party supply operations and as such, look to retain our talented associates.

11.	Q: Do I get an associate discount at AAH Holdings Corporation’s other companies?

A: No. We will continue to operate as a separate store from AAH Holdings Corporation’s other companies and as such will not get associate discounts there.

12.	Q: What changes will be made to Smile Bucks?

A: The Smile Bucks program will continue. Store managers, assistant managers merchandise and assistant managers employed since July 13 will receive their Smile Bucks payout, based on eligibility, no later than January 15, 2008.

13.	Q: What should we tell our customers and suppliers who ask about this transaction, especially regarding products, services, honoring coupons or promotions at AAH Holdings Corporation’s other companies?

A: Explain to customers and suppliers that we are a separate company from AAH Holdings Corporation’s other retail operations. To best serve our customers, we will continue our policy of honoring competitors’ coupons.

14.	Q: What plans do we have to update associates as this transaction progresses?

A: We are committed to giving associates information as soon as possible. We are creating a special newsletter, Straight from the Source, to give you news specifically on the transaction’s progress. This will be emailed to associates and printed for those in the stores when news is available.

15.	Q: Could the transaction be delayed? What if it doesn’t go through?

A: The transaction is subject to customary closing conditions. AAH Holdings Corporation expects to fund the purchase of FCPO and meet the financing needs of both companies with its existing resources and lines of credit, so closing does not rely on AAH Holdings Corporation’s ability to obtain financing. We expect the transaction will close sometime between October – December of this year.

16.	Q: Should we expect changes in the field management organization?

A: We do not expect to realign the field organization outside of any normal changes we make with stores or districts due to factors such as attrition.

17.	Q: What are our plans for opening new stores?

A: As previously communicated, we have deliberately backed away from opening many new stores while we focused on strengthening our existing store base. Having accomplished this, we will open one new store this year in Louisville, Ky., in early November. Our 2008 plan calls for several new store openings; two locations have already been identified and leases signed. We are aggressively reviewing all markets for potential expansion opportunities.

18.	Q: What if I have more questions?

A: Talk to your manager about your concerns, questions or issues. You can also “Ask the Source” at ________________@factorycard.com or leave a voicemail at 800-________, extension ____.
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ADDITIONAL INFORMATION AND WHERE TO FIND IT
This memorandum is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offer for the outstanding shares of the Company’s common stock described in this memorandum has not commenced. At the time the offer is commenced, a wholly-owned subsidiary of Amscan will file a tender offer statement on Schedule TO with the Securities and Exchange Commission (the “SEC”) and the Company will file a solicitation/recommendation statement on Schedule 14D-9 with respect to the offer. The tender offer statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the solicitation/recommendation statement will contain important information that should be read carefully before any decision is made with respect to the tender offer. Those materials will be made available to the Company’s stockholders at no expense to them. In addition, all of those materials (and all other offer documents filed with the SEC) will be available at no charge on the SEC’s web site at www.sec.gov.
Certain statements in this document regarding the proposed acquisition of Factory Card & Party Outlet Corp., the expected timetable for completing the transaction, potential benefits and synergies of the transaction, future opportunities for the combined company and any other statements about managements’ future expectations, beliefs, goals, plans or prospects constitute forward looking statements that are based on management’s beliefs, certain assumptions and current expectations. Any statements that are not statements of historical fact (including statements containing the words “believes,” “will,” “plans,” “anticipates,” “expects” and similar expressions) should also be considered to be forward looking statements. There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward looking statements, including: the ability to satisfy the merger agreement conditions and consummate the transaction, the ability to realize anticipated synergies and cost savings; and the other factors described in Factory Card & Party Outlet Corp.’s Annual Report on Form 10-K for the fiscal year ended February 3, 2007 and its subsequent SEC filings. This document speaks only as of its date, and Factory Card & Party Outlet Corp. disclaims any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this document except to the extent required by law.